THE REAL BROKERAGE INC.

Symbol: REAX | Building your future, **together**

Building Your Future, Together

The Real Brokerage Inc. (the "Company" or "Real") is a technology-powered real estate brokerage, using its innovative approach to change the way people buy and sell homes. Real's model focuses on creating value and financial opportunity for agents, enabling them to deliver a better experience to their clients.

Real creates financial opportunities for agents in four key ways:

1. Keep more commission Our unique compensation structure favors the agent, allowing them to keep 85%-100% of commissions.	2. 100% mobile brokerage services We are 100% mobile - so agents have what they need to close the deal at their fingertips and aren't paying for unused office space.
3. Build equity Agents can earn equity through Real's incentive program that allows them to share in the wealth as they help to build a more valuable company.

4. Earn more with revenue sharing

Agents can earn a share of revenue generated by agents referred to Real. Each referral earns an agent 5% of Real's portion of an agents' gross commission income up to an annual cap.

2021 Highlights

Real was founded in 2014 and is headquartered in Toronto and New York City. We provide brokerage services for the real estate market in the United States and Canada. At December 31, 2021, we were licensed in 40 states and the District of Columbia in the United States and in Alberta and Ontario, Canada. Our fast-growing network of agents allows for strong relationship building, access to a nationwide referral network and seamless expansion opportunities.

3,850 Agents, Q4 2021	43 States (40, D.C,.and 2 provinces in Canada), Q4 2021	$121.7M Revenue, Q4 YTD 2021	$4,404M Value of sold homes, YTD Q4 2021

THE REAL BROKERAGE, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of U.S. dollars and in thousands per unit amounts)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

INTRODUCTION

This Management's Discussion and Analysis (the "MD&A") is provided to enable a reader to assess the results of operations and financial condition of The Real Brokerage Inc. ("Real" or the "Company") for the years ended December 31, 2021 and 2020. This MD&A is dated March 18, 2022 and should be read in conjunction with audited consolidated financial statements and related notes for the years ended December 31, 2021 and 2020 (the "Financial Statements"). Unless the context indicates otherwise, references to "Real", "the Company", "we", "us" and "our" in this MD&A refer to The Real Brokerage Inc. and its subsidiaries.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain information included in this MD&A contains forward-looking information within the meaning of applicable Canadian securities laws. This information includes, but is not limited to, statements made in "Business Overview and Strategy", "Results from Operations", and other statements concerning Real's objectives, its strategies to achieve those objectives, as well as statements with respect to management's beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking information generally can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "will", "would", "expect", "intend", "estimate", "anticipate", "believe", "should", "plan", "continue", or similar expressions suggesting future outcomes or events or the negative thereof. Such forward-looking information reflects management's current beliefs and is based on information currently available. All forward-looking information in this MD&A is qualified by the following cautionary statements.

Forward looking information necessarily involves known and unknown risks and uncertainties, which may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, assumptions may not be correct and objectives, strategic goals and priorities may not be achieved. A variety of factors, many of which are beyond Real's control, affect the operations, performance and results of the Company and its subsidiaries, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results.

Although Real believes that the expectations reflected in such forward-looking information are reasonable and represent the Company's projections, expectations and beliefs at this time, such information involves known and unknown risks and uncertainties which may cause the Company's actual performance and results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking information. See "Risks and Uncertainties" for further information. The reader is cautioned to consider these factors, uncertainties, and potential events carefully and not to put undue reliance on forward-looking information, as there can be no assurance that actual results will be consistent with such forward-looking information.

The forward-looking information included in this MD&A is made as of the date of this MD&A and should not be relied upon as representing Real's views as of any date subsequent to the date of this MD&A. Management undertakes no obligation, except as required by applicable law, to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

BUSINESS OVERVIEW AND STRATEGY

Real is a growing technology-powered real estate brokerage in the United States and Canada. We focus our operations on development of technology that helps real estate agents perform better as well as building a scalable, efficient brokerage operation that is not dependent on a cost-heavy brick and mortar presence in the markets that we operate in.

As a licensed real estate brokerage, our revenue is generated, primarily, by processing real estate transactions which entitle us to commissions. We pay a portion of our commission revenue to our agents and brokers.

Our strength is our ability to offer real estate agents a higher value, through a proprietary technology stack, at a lower cost, compared to other brokerages, while operating efficiently and scaling quickly. We also identify a major opportunity in improving the home-buying experience for consumers and will be building technology and processes that will enhance transparency and provide our agents' clients more convenience and control of the process.

THE REAL BROKERAGE, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of U.S. dollars and in thousands per unit amounts)

Accelerated Growth

Following our listing on the TSX Venture Exchange (the "TSXV") and the Nasdaq Capital Market (the "NASDAQ"), as well as the launch of our Agent Equity Program, we have entered into a period of growth, driven by an increase in the number of agents joining us on a monthly basis, as well as higher productivity of those newer cohorts. The growth is now well reflected in our Q4 2021 revenue figures and we expect this trend to continue in the following quarters.

Our non-brick and mortar based model is becoming increasingly desirable, enabling agents to work from anywhere, without being tied to a physical office by leveraging our best-in-class technology.

On October 28, 2021, the Company launched its Instant Payments program, allowing agents to be paid at the time a transaction is executed, rather than at closing. The Company leverages proprietary artificial intelligence, data and predictive analytics to determine which agents and transactions are eligible for the program, the likelihood and timing of a transaction closing and to calculate the value of the payment. The change is designed to diminish the high degree of cash flow uncertainty agents face.

Focus on Technology

The real estate industry is generally considered to be very slow at adopting technology and as such, real estate transactions remain notoriously difficult to manage. We believe there is an opportunity for production of agent focused software products that will create differentiation between Real and other brokerages. We also acknowledge that profitability in our industry is closely tied to the improvement of internal operations efficiency through automation and the ability to scale and expand rapidly.

We see a tremendous opportunity in improving the home buying and selling experience for consumers using technology, while keeping real estate agents in the center of the transaction. This approach will enable consumers to experience a faster, smoother, and more enjoyable digital based journey, while still benefiting from the guidance of a human real estate expert throughout this exciting and highly emotional transaction. We are beginning to allocate resources towards building the technology, which will enable us to capitalize on this opportunity.

Recent developments

RealtyCrunch Transaction

On January 11, 2021, the Company completed the acquisition of the business assets and intellectual property of RealtyCrunch Inc. (the "RealtyCrunch Transaction"). The purchase of assets and intellectual property acquired in the RealtyCrunch Transaction was satisfied in cash for an aggregate purchase price of US$1.1 million plus the issuance 184 warrants to the selling securityholders of RealtyCrunch. Each whole warrant is exercisable into one common share of the Company (each, a "Common Share") at a price of C$1.36 per Common Share until January 11, 2026.

In connection with the closing of the RealtyCrunch Transaction, Pritesh Damani joined the Company as Chief Product Officer. Damani, the founder and former Chief Executive Officer of RealtyCrunch, was granted 2,131 incentive stock options ("Options") at a price of C$1.11. Each Option is exercisable until January 11, 2032 and are subject to a four year vesting period.

NCIB

On May 17, 2021, the TSXV accepted the Company's Notice of Intention to implement a normal course issuer bid ("NCIB"). Pursuant to the NCIB, the Company may, during the 12-month period commencing May 20, 2021 and ending May 20, 2022, purchase up to 7,170 Common Shares, being approximately 5% of the total 143,404 Common Shares issued and outstanding as at April 30, 2021. The NCIB shall terminate on the earlier of April 20, 2022 and the date on which the maximum number of Common Shares purchasable under the NCIB is acquired by the Company.

The Company appointed CWB Trust Services (the "Trustee") as the trustee for the purposes of arranging for the acquisition of Common Shares and to hold the Common Shares  in trust for the purposes of satisfying restricted share unit ("RSU") and to perform other administration matters related to the NCIB. Through the Trustee, RBC Capital Markets has been engaged to undertake purchases under the NCIB. RBC Capital Markets is required to comply with the TSXV NCIB rules in respect of the purchases of Common Shares as the Trustee is considered to be a non-independent trustee by the TSXV for the purposes of the NCIB rules.

THE REAL BROKERAGE, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of U.S. dollars and in thousands per unit amounts)

The Common Shares acquired will be held by the Trustee until the same are sold in the market with the proceeds to be transferred to designated participants or until the Common Shares are delivered to designated participants, in each case under the terms of the Company's equity incentive plans to satisfy the Company's obligations in respect of redemptions of vested restricted share units ("RSUs") held by such designated participants.

The Company repurchased 4,901 of Common Shares in the amount of $12,644 as of December 31, 2021 pursuant to the NCIB.

Share Consolidation

On May 26, 2021, the Company consolidated all of its issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for each four (4) pre-consolidation Common Shares.

NASDAQ Listing

On June 15, 2021, the Common Shares began trading on the NASDAQ under the symbol "REAX". Trading of the Common Shares continued on the TSXV under the same symbol, "REAX". The purpose of the NASDAQ listing is to enhance shareholder value through improved visibility and increased trading liquidity.

Share Split

On July 12, 2021, the Company implemented a forward split of all of its issued and outstanding Common Shares on the basis of four (4) post-split Common Shares for each one (1) pre-split Common Share.

Forced Exchange Event

On August 3, 2021, certain funds managed by Insight Venture Management LLC ("Insight Partners") were issued an aggregate of 17,287 Common Shares in the exchange of all of the Insight Partners' issued and outstanding preferred units ("Preferred Units") of Real PIPE, LLC ("Real PIPE").

The issuance of Common Shares followed Real's listing on the NASDAQ. In connection with the NASDAQ listing, Real delivered a "Forced Exchange Notice" to Insight Partners providing for the exchange of previously issued Preferred Units issued to Insight Partners pursuant to the terms of the Amended and Restated Limited Liability Company Agreement between Real, Real PIPE and Insight Partners dated December 2, 2020.

As of the date of this MD&A, Insight Partners controls approximately 19.52% of the issued and outstanding Common Shares on a fully diluted basis.

International Expansion

On August 16, 2021, the Company announced it has launched in Alberta, Canada as "Real Broker AB Ltd.", marking the launch of its first international operations. On December 3, 2021, the Company completed the acquisition of all of the issued and outstanding common of Scott Benson Real Estate Inc and subsequently launched operations  in Ontario, Canada. Following the transaction, Scott Benson Real Estate Inc. was renamed Real Broker Ontario Ltd.

Our international operations are subject to risks not generally experienced by our U.S. operations. The risks involved in our international operations and relationships that could result in losses against which we are not insured and therefore affect our profitability include:

  fluctuations in foreign currency exchange rates;
  exposure to local economic conditions and local laws and regulations;
  employment laws that are significantly different that U.S. laws;
  diminished ability to legally enforce our contractual rights and use of our trademarks in foreign countries;

THE REAL BROKERAGE, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of U.S. dollars and in thousands per unit amounts)
  difficulties in registering, protecting or preserving trades names and trademarks in foreign countries;
  restrictions on the ability to obtain or retain licenses required for operations;
  withholding and other taxes on third party cross-border transactions as well as remittances and other payments by subsidiaries;
  onerous requirements, subject to broad interpretation, for indirect taxes and income taxes that can result in audits with potentially significant financial outcomes;
  changes in foreign taxation structures;
  compliance with the Foreign Corrupt Practices Act and the Corruption of Foreign Public Officials Act; and
  regional and country specific data protection and privacy laws including the Personal Information Protection and Electronic Documents Act.

Business Strategy

Revenue share model

As the vast majority of real estate agents are independent contractors, we believe that it is our responsibility to create multiple revenue sources and improve financial opportunities for agents. Our attractive commission split coupled with the equity incentives for agents provide great opportunities. We are now offering agents the opportunity to earn revenue-share, paid out of Real's portion of commissions, for new agents that they personally refer to Real. The program launched in November 2019 is having a major impact on our agent count and revenue growth.

We are witnessing momentum in several markets, attributed to the enthusiasm generated locally by influential agents who continue to join Real and attract their colleagues to Real.

Agent's experience

We focus on creating an unparalleled agent experience through development of a unique and comprehensive mobile platform. At its core, our technology is an operating system that allows agents to build their business more rapidly, assisting them with their marketing, productivity, support, education, transaction management and more.

As part of those efforts, on August 8, 2021, we launched a new and improved agent mobile application that delivers our agents better visibility into their business, transactions, and financials. We continue to develop new features for the benefit of our agents.

Focus on teams

Real estate teams operate as "brokerages inside a brokerage". A team is typically formed by a high producing agent who attracts other agents to work with them and enjoy the lead flow and mentoring provided by the team leader. To attract teams, we enhanced our team offering to include the full benefits of revenue sharing and the equity program. These incentive programs allow agents and brokers a financial mechanism to build teams across geographical boundaries in any of the markets that we serve. Agents and brokers can build teams without incurring significant additional expense, oversight responsibility or liability, at the same time preserving and enhancing their own personal brands. The growth in brokerage teams joining Real is having a positive impact, as reflected in this year's revenue growth.

OBJECTIVES

Real seeks to become one of the leading real estate brokerages in the United States and Canada. Using our proprietary technology, we look to provide agents with all the tools they need in order to successfully manage and market their business. Real plans to accomplish this through: (i) proprietary integration of technology and tools focused on facilitating and improving tasks performed by agents. (ii) the offering of attractive business terms to agents and creation of multiple potential revenue streams for agents. (iii) providing excellent support and service to our agents. (iv) the creation of a nationwide collaborative community of agents, and (v) offering wealth building opportunities through equity grants.

Leveraging the engagement of real estate agents and homebuyers and sellers, Real will seek to generate revenue through a variety of different channels.

THE REAL BROKERAGE, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of U.S. dollars and in thousands per unit amounts)

PRESENTATION OF FINANCIAL INFORMATION AND NON-IFRS MEASURES

Presentation of financial information

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on the Financial Statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the interpretations of the IFRS Interpretations Committee.

Non-GAAP measures

In addition to the reported IFRS measures, industry practice is to evaluate entities giving consideration to certain non-GAAP performance measures, such as earnings before interest, taxes, depreciation and amortization ("EBITDA") or adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA").

Management believes that these measures are helpful to investors because they are measures that the Company uses to measure performance relative to other entities. In addition to IFRS results, these measures are also used internally to measure the operating performance of the Company.

These measures are not in accordance with GAAP and have no standardized definitions, and as such, our computations of these non-GAAP measures may not be comparable to measures by other reporting issuers. In addition, Real's method of calculating non-GAAP measures may differ from other reporting issuers, and accordingly, may not be comparable.

Earnings before Interest, Taxes, Depreciation and Amortization

EBITDA is used as an alternative to net income because it excludes major non-cash items such as interest, taxes and amortization, which management considers non-operating in nature. It provides useful information about our core profit trends by eliminating our taxes, amortization, and interest which provides a more accurate comparison between our competitors. A reconciliation of EBITDA to IFRS net income is presented under the section "Results from Operations" of this MD&A.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization

Management believes that Adjusted EBITDA provides useful information about our financial performance and allows for greater transparency with respect to a key metric used by the Company for financial and operational decision-making. We believe that Adjusted EBITDA helps identify underlying trends in our business that otherwise could be masked by the effect of the expenses that we exclude in Adjusted EBITDA. In particular, we believe the exclusion of stock and stock option expenses, provides a useful supplemental measure in evaluating the performance of our operations and provides additional transparency into our results of operations.

Adjusted EBITDA is used as an addition to net income (loss) and comprehensive income (loss) because it excludes major non-cash items such as amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature.

A reconciliation of Adjusted EBITDA to IFRS net income is presented under the section "Results from Operations" of this MD&A.

THE REAL BROKERAGE, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of U.S. dollars and in thousands per unit amounts)

RESULTS FROM OPERATIONS

Select annual information

	December 31, 2021	December 31, 2020
Operating Results
Total Revenues	121,681	16,559
Loss from Continuing Operations	(11,679)	(3,621)
Total Comprehensive Loss Attributable to Owners of the Parent	(12,026)	(3,621)

Per Share Basis
Basic and diluted loss per share (ii)	(0.07)	(0.04)

EBITDA (i) (iii)	(10,804)	(3,390)
Adjusted EBITDA (i) (iii)	(5,124)	(1,793)

(i) Represents a non-GAAP measure. Real's method for calculating non-GAAP measures may differ from other reporting issuers' methods and accordingly may not be comparable. For definitions and basis of presentation of Real's non-GAAP measures, refer to the non-GAAP measures section.

(ii) Basic and diluted loss per share are calculated based on weighted average of Common Shares outstanding during the period.

(iii) EBITDA and Adjusted EBITDA are calculated on a trailing twelve-month basis. Refer to non-GAAP measures section of this MD&A for further details.

Earnings before interest, taxes, depreciation and amortization

	December 31, 2021	December 31, 2020
Net Loss and Comprehensive Loss	(12,026)	(3,621)
Add (Deduct):
Interest	1,009	140
Depreciation	213	91
EBITDA	(10,804)	(3,390)

Adjusted earnings before interest, taxes, depreciation and amortization

	December 31, 2021	December 31, 2020
Net Loss and Comprehensive Loss	(12,026)	(3,621)
Add:
Interest	1,009	140
Depreciation	213	91
Stock-Based Compensation	5,207	1,138
Listing Expenses	-	459
NASDAQ Listing Expenses	356	-
Restructuring Expense	117	-
Adjusted EBITDA	(5,124)	(1,793)

THE REAL BROKERAGE, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of U.S. dollars and in thousands per unit amounts)

Balance Sheet overview

	December 31, 2021	December 31, 2020
ASSETS
Current Assets	38,665	21,700
Non-Current Assets	1,332	207
TOTAL ASSETS	39,997	21,907

LIABILITIES
Current Liabilities	10,046	964
Non-Current Liabilities	2,947	145
TOTAL LIABILITIES	12,993	1,109
TOTAL EQUITY	27,004	20,798
TOTAL LIABILITIES AND EQUITY	39,997	21,907

For the year ended December 31, 2021, total revenues amounted to $121,681 compared to $16,559 for the year ended December 31, 2020, thus demonstrating the effects of the Company's growth. The Company generates substantially all its revenue from commissions from the sale of real estate properties. Other sources of revenue include fee income from the brokerage-platform and other revenues relating to auxiliary services. The increase in revenues is attributable to an increase in productive agents on our platform, as well as expanding the number of states and countries in which we operate. We are continually investing in the acquisition of productive agents on our platform, which we anticipate will further translate into a larger transaction volume closed by our agents. As we further widen our footprint within the United States and Canada, we expect this momentum to progress.

Adjusted EBITDA excludes stock-based compensation expense related to our agent incentive program and stock options expense for full time employees and management personnel. Stock-based compensation expense is affected by awards granted and/or awards forfeited throughout the year as well as increases in fair value and is more fully disclosed in Note 11, Share-based payment arrangements, of the Financial Statements.

A further breakdown in revenues generated during the year is included below:

	December 31, 2021	December 31, 2020	YoY Change
Major Service Lines
Commissions	120,957	16,427	636%
Fee Income	711	88	708%
Other	13	44	(70)%
Total Revenue	121,681	16,559	635%

Timing of Revenue Recognition
Products and Services Transferred at a Point in Time	121,668	16,515	637%
Revenue from Customers with Contracts	121,668	16,515	637%
Other Revenue	13	44	(70)%
Total Revenue	121,681	16,559	635%

THE REAL BROKERAGE, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of U.S. dollars and in thousands per unit amounts)

A further breakdown in expenses during the year is included below:

	December 31, 2021	December 31, 2020	YoY Change
Cost of Sales	110,587	14,405	668%

Operating Expenses
General and Administration Expense	10,573	3,658	188%
Salaries and Benefits	3,748	1,078	248%
Stock-Based Compensation (G&A FTE)	1,333	744	79%
Administrative Expenses	1,006	348	189%
Consultancy Expenses	3,425	1,164	194%
Depreciation	213	91	117%
Other General and Administrative Expenses	848	233	250%
Marketing Expenses	7,808	905	763%
Salaries and Benefits	327	-	- %
Stock-Based Compensation (Marketing FTE)	135	143	(6)%
Stock-Based Compensation (Agents)	2,194	69	3,080%
Revenue Share	4,454	180	2,374%
Other Marketing and Advertising Cost	698	513	36%
Research and Development Expenses	3,979	405	882%
Salaries and Benefits	840	-	- %
Stock-Based Compensation (Research & Development)	1,545	182	749%
Other Research and Development	1,594	223	615%
Total Cost of Sales and Operating Expenses	132,947	19,373	586%

We believe that growth can and should be balanced with profits and therefore plan and monitor spend responsibly to ensure we decrease our losses and work towards being EBITDA positive. Our loss as a percentage of total revenue was 10% for the year ended December 31, 2021 and 22% for the year ended December 31, 2020. More detailed explanations for movements in expenses represented above can be found in the paragraphs below.

	December 31, 2021	December 31, 2020
Revenues	121,681	16,559
Cost of Sales	110,587	14,405
Cost of Sales as a Percentage of Revenues	91%	87%

The total cost of sales for the year ended December 31, 2021 was $110,587 in comparison to $14,405 for the year ended December 31, 2020. We typically pay our agents 85% of the gross commission earned on every real estate transaction with 15% of said commissions being paid to the Company. Agents pay the Company 15% of commissions until the commission paid to the Company totals $12, which is defined as the agent "cap" amount (the "Cap"). Each agent Cap cycle resets on an annual basis. As the total revenue increases, the total commission to agents' expense increases accordingly. Our margins are affected by the increase in the number of agents who achieve their Cap, the increase in volume and increases in unit prices, resulting in a downward pressure as we continue to attract high producing agents. We expect to offset this pressure and increase margins through the introduction of financial services, such as our newly launched "Instant Payments" program and by adding ancillary services.

Our salaries and benefits expenses for the year ended December 31, 2021 was $4,915 in comparison to $1,078 for the year ended December 31, 2020. The increase in salaries and benefits expenses were mainly due to an increase in number of full-time employees from 25 at December 31, 2020 to 62 at December 31, 2021. The increase is attributable to Real's commitment to better serve its agents and to the growth and expansion of the Company. These investments in key management and employee personnel allow us to offer best in class service to our agents. As the Company continues in this period of growth, it is necessary to scale operations in order to support that growth. Increases in headcount, as well as the investments Real is making in its technology infrastructure, allow us to scale at an accelerated pace and serve as key contributors to our growth. With year over year revenue growth at 635%, we believe we have proven our ability to do so in a highly efficient manner and with minimal impact on our operational costs. Real's Full-time employee to Agent ratio as of December 31, 2021 is 1:62 compared to 1:59 as of December 31, 2020.

THE REAL BROKERAGE, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of U.S. dollars and in thousands per unit amounts)

Our stock-based compensation expense for the year ended December 31, 2021 was $5,207 in comparison to $1,138 for the year ended December 31, 2020. The increase in stock-based compensation is primarily due to equity sign on bonuses granted during the RealtyCrunch Transaction and increases in agent count. For the year ended December 31, 2021 and December 30, 2020, we reclassified agent related stock compensation expense for Options and RSUs to Marketing expenses. For the year ended December 31, 2021 and December 31, 2020, stock-based compensation expense related to full-time employees ("FTEs") within Marketing and Research and Development are included in the Marketing and Research and Development expense categories.

	December 31, 2021			December 31, 2020
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Marketing Expenses - Agent Stock-Based Compensation	1,188	1,006	2,194	45	24	69
Marketing Expenses - FTE Stock-Based Compensation	135	-	135	143	-	143
Research and Development - FTE Stock-Based Compensation	1,545	-	1,545	182	-	182
General and Administrative - FTE Stock-Based Compensation	1,316	17	1,333	744	-	744
Total Stock-Based Compensation Expense	4,184	1,023	5,207	1,114	24	1,138

Our consultancy expenses for the year ended December 31, 2021 was $3,425 in comparison to $1,164 for the year ended December 31, 2020. The increase in consultancy expenses was largely due to an increase in legal and professional fees associated with our listing on NASDAQ and the RealtyCrunch Transaction

Our marketing expenses for year ended December 31, 2021, was $7,808 compared to $905 for the year ended December 31, 2020, due to our efforts to attract agents. This increase is primarily comprised of $4,454 in revenue share paid to agents, as part of our revenue share model and agent related stock-based compensation expense of $2,194. Agents earn revenue share for new agents that they personally refer to Real and are eligible for the equity incentive program based on certain attracting and performance criteria. Real chooses to limit its expenses paid using traditional marketing channels and focuses primarily on marketing through its agents as the main cost of acquisition. Therefore, as agent counts increase so does our expense related to the revenue share and equity incentive programs.

Our Research and Development expenses for year ended December 31, 2021, was $3,979 compared to $405 for the year ended December 31, 2020. The increase is primarily due to increases in headcount from 3 to 19 full-time employees as well as the addition of an offshore development team, all in support of our focus on building a robust agent and consumer facing product. We have developed the technology for full automation of the real estate transaction through the agent mobile app and are now beginning to build the consumer journey. Additional areas of focus during the year ended December 31, 2021 were related to international expansion, further improvements in our product offering, and the integration of financial services and ancillary services into our mobile app. The increase in stock-based compensation for employees under Research and Development is primarily due to the grant of 2,440 stock options related to Realty Crunch acquisition.

Financial Instruments

Financial assets and financial liabilities are recognized on the Company's consolidated statements of financial position when Real becomes party to the contractual provisions of the instrument.

THE REAL BROKERAGE, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of U.S. dollars and in thousands per unit amounts)

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Classification and subsequent measurement

Financial assets - Policy

On initial recognition, a financial asset is classified as measured at: fair value; Fair Value through Other Comprehensive Income (FVOCI) - debt investment; FVOCI - equity investment; or Fair Value through profit and loss (FVTPL).

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions as is not designated as FVTPL:

- it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

- its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as FVTPL:

- it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

- its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets - Business model assessment

The Company assesses the objective of the business model in which a financial asset is held at a portfolio level, because this best reflects the way the business is managed, and information is provided to management. The information considered includes:

- the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management's strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows;

- how the performance of the portfolio is evaluated and reported to the Company's management;

- the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

THE REAL BROKERAGE, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of U.S. dollars and in thousands per unit amounts)

- how managers of the business are compensated - e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

- the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and the expectations of future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales, consistent with the Company's continuing recognition of the assets.

Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Financial assets - Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses recognized in OCI and are never reclassified to profit or loss.

Financial liabilities - Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and their net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows or the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

THE REAL BROKERAGE, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of U.S. dollars and in thousands per unit amounts)

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Offsetting

Financial assets and financial liabilities are offset and the net amount presented on the consolidated statements of financial position, only when the Company has a legally enforceable right to offset the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

A breakdown of financial instruments for the year ended December 31, 2021 is included below:

	Carrying Amount			Fair Value
	Financial Assets Not Measured at FV	Other Financial Liabilities	Total	Level 1	Total
Financial Assets Measured at Fair Value (FV)
Short Term Investments	-	-	-	8,811	8,811
Total Financial Assets Measured at Fair Value (FV)	-	-	-	8,811	8,811
Financial Assets Not Measured at Fair Value (FV)
Cash	29,082	-	29,082	29,082	29,082
Restricted Cash	47	-	47	47	47
Trade Receivables	254	-	254	254	254
Other Receivables	23	-	23	23	23
Total Financial Assets Not Measured at Fair Value (FV)	29,406	-	29,406	29,406	29,406
Financial Liabilities Not Measured at Fair Value (FV)
Accounts Payable	-	6,604	6,604	6,604	6,604
Other Payables	-	3,351	3,351	3,351	3,351
Total Financial Liabilities Not Measured at Fair Value (FV)	-	9,955	9,955	9,955	9,955

THE REAL BROKERAGE, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of U.S. dollars and in thousands per unit amounts)

SUMMARY OF QUARTERLY INFORMATION

The following table provides selected quarterly financial information for the eight most recently completed financial quarters ended December 31, 2021. This information reflects all adjustments of a recurring nature that are, in the opinion of management, necessary to present a fair statement of the results of operations for the periods presented. Quarter-to-quarter comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. The general increase in revenue and expense quarter over quarter is due to growth and expansion of the Company.

	2021				2020
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	50,479	38,798	23,095	9,309	7,090	3,939	2,594	2,936
Cost of Sales	46,371	35,477	20,667	8,072	6,342	3,198	2,313	2,552
Gross Profit	4.108	3,321	2,428	1,237	748	741	281	384
Administrative Expenses	3,378	2,043	2,847	2,305	1,737	886	331	749
Marketing Expenses	3,790	2,154	1,214	650	305	124	244	186
Research and Development Expenses	682	145	1,157	1,995	76	141	165	23
Other Income (Loss)	(249)	-	-	-	(167)	-	(1)	-
Operating Income (Loss)	(3,493)	(1,021)	(2,790)	(3,713)	(1,203)	(410)	(458)	(575)
Listing Expenses		-	-	-	32	-	803	-
Finance Costs (Income), net	352	44	201	65	111	12	15	2
Income (Loss) Before Tax	(3,845)	(1,065)	(2,991)	(3,778)	(1,346)	(422)	(1,276)	(577)
Net Loss Attributable to the Owners of the Parent	(3,845)	(1,065)	(2,991)	(3,778)	(1,346)	(422)	(1,276)	(577)
Other Comprehensive Incomes (loss):
Unrealized Gains (Losses) on Available for Sale Investment Portfolio	(352)	-	-	-	-	-	-	-
Foreign Currency Translation Adjustment	4	(1)	(43)	45	-	-	-	-
Comprehensive income (loss)	(4,193)	(1,064)	(2,948)	(3,823)	(1,346)	(422)	(1,276)	(577)
Non-Operating Expenses:
Interest	699	43	158	110	111	12	15	(332)
Depreciation	83	44	44	42	32	10	22	27
Stock-Based Compensation	494	(80)	2,045	2,748	802	139	(15)	212
Listing Expenses	-	-	-	-	-	-	459	-
NASDAQ Listing Expenses	(99)	310	145	-	-	-	-	-
Restructuring Expense	54	3	60	-	-	-	-	-
Adjusted EBITDA	(2,962)	(744)	(496)	(923)	(401)	(261)	(795)	(336)
Earnings per Share
Basic and Diluted Loss per Share	(0.021)	(0.006)	(0.053)	(0.038)	(0.009)	(0.003)	(0.008)	(0.006)

THE REAL BROKERAGE, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of U.S. dollars and in thousands per unit amounts)

Quarterly trends and risks

Our quarterly results are dependent on the economic conditions within the markets for which we operate. The Company's revenue and income can experience considerable variations from quarter to quarter and year to year due to factors beyond the Company's control. The business is affected by the overall conditions of the real estate market, influenced primarily by economic growth, interest rates, unemployment, inventory, and mortgage rate volatility. The Company's revenue from a real estate transaction is recorded only when a real estate transaction has been closed. Consequently, the timing of revenue recognition can materially affect quarterly results.

The COVID-19 pandemic adversely affected the Company's business in the first half of 2020 and business worldwide with home sales declining to levels unseen since the recession of the late 2000s. However, U.S. home sales rebounded sharply beginning second half of 2020 and continued to grow significantly throughout 2021.

Our business may be impacted by the current and future health and stability of the economy and residential real estate industry, including any extended slowdown in the real estate markets as a result of COVID-19 (including variants).

The COVID-19 pandemic (including variants), its broad impact and preventive measures taken to contain or mitigate the pandemic have had, and may continue to have, significant negative effects on the United States, Canadian and global economy, employment levels, employee productivity, residential real estate and financial markets. This, in turn, may have a negative impact on the ability of customers to effectuate real estate transactions, profitability, and our ability to operate our business.

We cannot predict the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, the impact to our business of changes to home buying, selling, renting, and financing trends due to the pandemic, or whether and to what extent we will have to implement operational changes in light of the pandemic in the future.

In the years ended December 31, 2021 and 2020,  the overall impact of COVID-19 on the Company was not significant and the Company demonstrated significant year over year growth. The Company is positioned to continue expanding at an accelerated pace, despite the impact of COVID-19 on the United State and global economy.

LIQUIDITY AND CAPITAL RESOURCES

The Company has a capital structure comprised of, Common Shares, contributed capital, retained deficit and accumulated other comprehensive loss. Our primary sources of liquidity are cash and cash flows from operations as well as cash raised from investors in exchange for issuance of Preferred Units and Common Shares. The Company expects to meet all of its obligations and other commitments as they become due. The Company has various financing sources to fund operations and will continue to fund working capital needs through these sources along with cash flows generated from operating activities.

At December 31, 2021, cash and investments totaled $37,963, an increase from $21,494 at December 31, 2020. Cash is comprised of cash held in our banking and investment accounts.

At December 31, 2021, financing activities generated cash of $13,954. Cash flow used in financing activities primarily related to the repurchases of the Company's Common Shares for satisfying RSU obligations totaling $12,644. Cash flows from investing activities used cash of $10,211 mainly due to investments in securities available for sale at fair value ($8,811). Cash flows from operations contributed $3,942 in comparison to ($1,603) at year ended December 31, 2020.

We believe that our existing balances of cash and cash flows expected to be generated from our operations will be sufficient to satisfy our immediate and ongoing operating requirements.

Our future capital requirements will depend on many factors, including our level of investment in technology, our rate of growth into new markets, and potential mergers and acquisitions. Our capital requirements may be affected by factors that we cannot control such as the residential real estate market, interest rates, and other monetary and fiscal policy changes to the manner in which we currently operate. To support and achieve our future growth plans, however, we may need or seek to obtain additional funding through equity or debt financing.

THE REAL BROKERAGE, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of U.S. dollars and in thousands per unit amounts)

The following table presents liquidity:

	For the Year Ended
	December 31, 2021	December 31, 2020
Cash	29,082	21,226
Restricted Cash	47	47
Other Receivables	23	221
Short term investments[iii]	8,811	-
Total Capital [i][ii]	37,963	21,494
Loans and Borrowings	-	-

[i] - Total Capital is not a standard financial measure under GAAP and may not be comparable to similar measures reported by other entities.

[ii] - Represents a non-GAAP measure. Real's method for calculating non-GAAP measures may differ from other reporting issuers' methods and accordingly may not    be comparable.

[iii] - Investment securities are presented in the table below.

Description	Cost	Dividends, Interest & Income	Gross Unrealized Losses	Estimated Fair Value December 31, 2021
U.S. Government Bonds	5,095	150	(212)	5,033
Municipal Bonds	2,945	73	(118)	2,900
Alternative Strategies	900	-	(22)	878
Short Term Investments	8,940	223	(352)	8,811

The Company holds no debt obligations.

Contractual obligations

As at December 31, 2021, the Company had no guarantees, leases, off-balance sheet arrangements other than those noted in our results from operating activities. We have a lease for our New York office that expires on September 30, 2023. The monthly rent expense per the lease for the year ended December 31, 2021 is $7 per month. The following is a schedule of Company's future lease payments under lease obligations:

	December 31, 2021	December 31, 2020
Maturity analysis - contractual undiscounted cash flows
Less than one year	94	90
One year to five years	41	181
More than five years	-	-
Total undiscounted lease liabilities	135	271
Lease liabilities included in the balance sheet	131	215
Current	91	85
Non-current	40	130

THE REAL BROKERAGE, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of U.S. dollars and in thousands per unit amounts)

Capital management framework

Real defines capital as equity. The Company's capital management framework is designed to maintain a level of capital that funds the operations and business strategies and builds long-term shareholder value.

The Company's objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. For 2021, Real expects to be able to satisfy all of its financing requirements through use of some or all of the following: cash on hand, cash generated by operations, sale of securities held for investment, and through the public and private offerings of equity securities.

INVESTMENT SECURITIES AVAILABLE FOR SALE AT FAIR VALUE

The Company invested surplus funds from the PIPE financing activities with Insight Partners into a managed investment portfolio. Securities are purchased on behalf of the Company and are actively managed through multiple investment accounts. The Company follows a conservative investment approach with limited risk for investment activities and has allocated the funds in Level 1 assets to reduce market risk exposure.

The Company's investment securities portfolio consists primarily of cash investments, debt securities issued by U.S government agencies, local municipalities and certain corporate entities. For the year ended December 31, 2021, the total investment in securities available for sale at fair value was $8,811 and is more fully disclosed in Note 13, Investment securities available for sale at fair value, of the Financial Statements.

THE REAL BROKERAGE, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of U.S. dollars and in thousands per unit amounts)

OTHER METRICS

Quarter-over-quarter revenue growth

	2021				2020
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue
Commissions	50,158	38,613	22,927	9,259	7,045	3,915	2,550	2,917
Commissions - Q/Q	612%	886%	799%	217%	74%	13%	(25)%	(39)%
Fee Income / Other Revenue	321	185	168	50	45	24	44	19
Fee Income / Other Revenue - Q/Q	613%	671%	282%	163%	165%	(47)%	(37)%	(42)%
Total Revenue	50,479	38,798	23,095	9,309	7,090	3,939	2,594	2,936
Total Revenue - Q/Q	612%	885%	790%	217%	79%	12%	(25)%	(39)%

SIGNIFICANT ACCOUNTING POLICIES AND OTHER EXPLANATORY INFORMATION

The preparation of the Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures as of the date of the Financial Statements. Actual results may differ from estimates under different assumptions and conditions.

Significant judgments include measure of share-based payment arrangements. Our significant judgments have been reviewed and approved by the Audit Committee for completeness of disclosure on what management believes would be relevant and useful to investors in interpreting the amounts and disclosures in the Financial Statements.

CHANGES IN ACCOUNTING POLICIES

Amendments to IAS 1, Presentation of Financial Statements ("IAS 1") and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") - Definition of Material

In October 2018, the IASB issued amendments to IAS 1 and IAS 8 to align the definition of "material" across the standards and to clarify certain aspects of the definition. The new definition states that, "[i]nformation is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity."  These amendments were effective January 1, 2020. The amendments to the definition of material have not had a significant impact on the Company's Financial Statements.

FUTURE CHANGES IN ACCOUNTING POLICIES

The Company monitors the potential changes proposed by the IASB and analyzes the effect that changes in the standards may have on the Company's operations. Standards issued but not yet effective up to the date of issuance of the Financial Statements are described below. This description is of the standards and interpretations issued that the Company reasonably expects to be applicable at a future date. The Company intends to adopt these standards when they become effective.

In January 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement rate and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2023. The Company does not expect any material impact from the adoption of these amendments.

In May 2020, the IASB issued Annual Improvements to IFRSs 2018 - 2020 Cycle. The improvements have amended four standards with effective date January 1, 2022: i) IFRS 1 - First-time Adoption of International Financial Reporting Standards in relation to allowing a subsidiary to measure cumulative translation differences using amounts reported by its parent, ii) IFRS 9 - Financial Instruments in relation to which fees an entity includes when applying the "10 percent" test for derecognition of financial liabilities, iii) IAS 41 - Agriculture in relation to the exclusion of taxation cash flows when measuring the fair value of a biological asset, and iv) IFRS 16 - Leases in relation to an illustrative example of reimbursement for leasehold improvements. The Company does not expect any material impact from the adoption of these amendments.

THE REAL BROKERAGE, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of U.S. dollars and in thousands per unit amounts)

In August 2020, the IASB issued a package of amendments to IFRS 9 - Financial Instruments, IAS 39 - Financial Instruments: Recognition and Measurement, IFRS 7 - Financial Instruments: Disclosures, IFRS 4 - Insurance Contracts and IFRS 16 - Leases in response to the ongoing reform of inter-bank offered rates (IBOR) and other interest rate benchmarks. The amendments are aimed at helping companies to provide investors with useful information about the effects of the reform on those companies' financial statements. These amendments complement amendments issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The new amendments relate to:

  changes to contractual cash flows - a company will not be required to derecognize or adjust the carrying amount of financial instruments for changes required by the interest rate benchmark reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;
  hedge accounting - a company will not have to discontinue its hedge accounting solely because it makes changes required by the interest rate benchmark reform if the hedge meets other hedge accounting criteria; and
  disclosures - a company will be required to disclose information about new risks that arise from the interest rate benchmark reform and how the company manages the transition to alternative benchmark rates.

These amendments are effective on or after January 1, 2021, with early adoption permitted.

In February 2021, the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies which require companies to disclose their material accounting policy information rather than their significant accounting policies and provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments are effective on or after January 1, 2023. The Company does not expect any material impact from the adoption of these amendments.

In February 2021, the IASB issued amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates which clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. These amendments are effective on or after January 1, 2023. The Company does not expect any material impact from the adoption of these amendments.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures

The Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have designed controls to provide reasonable assurance that: (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time frame specified in the securities legislation.

Based on the evaluations, the CEO and CFO have concluded that the Company's disclosure controls and procedures were adequate and effective.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

THE REAL BROKERAGE, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of U.S. dollars and in thousands per unit amounts)

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2021, based on the criteria described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of its evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2021.

Inherent limitations

It should be noted that in a control system, no matter how well conceived and operated, provide only reasonable, not absolute, assurance that the objectives of the control system are met. Given the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. These inherent limitations include, among other items: (i) that management's assumptions and judgments could ultimately prove to be incorrect under varying conditions and circumstances; (ii) the impact of any undetected errors; and (iii) controls may be circumvented by unauthorized acts of individuals, by collusion of two or more people, or by management override.

Key management compensation

The Company's key management personnel are comprised of the CEO, the CFO, the Chief Product Officer, the Chief Strategy Officer, and other members of the executive team. Key management personnel compensation for the period consisted of the following:

	For the Year Ended
	December 31, 2021	December 31, 2020
Salaries and Benefits	1,476	849
Consultancy	270	44
Stock-Based Compensation	2,412	947
Compensation Expenses Related to Key Management	4,158	1,840

MARKET CONDITIONS AND INDUSTRY TRENDS

Throughout the year ended December 31, 2021, existing home sales rose 8.5% from December 30, 2021 to an annualized 6.18 million, suggesting a slight easing in home-price growth. While cooling since the end of 2020, buyer demand remains firm due to the limited number of affordable homes on the market.

According to the National Association of Realtors ("NAR") housing statistics, total housing inventory at the end of December 2021 amounted to 910,000 units, down 14.2% from one year ago, also an all-time low since January 1999. At the current pace, unsold inventory represents 1.8 months of supply, down from 1.9 months in December 2020. It is common within the real estate industry to view anything below a five month of supply as a sign of a tight market.

In December, properties remained on the market for an average of 19 days and nearly 79% of all homes sold were on the market for less than a month. The median existing-home price for all housing types increased 15.8% from December 2020. Additionally, 23% of all homes sold were all-cash, which is up from 19% a year ago, fueled by huge wealth gains from both housing equity and the stock market. We believe that these economic indicators represent a seller's market, making the high producing, and listing focused teams that Real is attracting even more meaningful.

According to the NAR, mortgage rates on commitments for 30-year, conventional, fixed-rate mortgages averaged 3.10% for December 2021, compared to 3.11% across all of 2020. Some lenders have increased their rates to account for the risk and overall financial uncertainty. Low mortgage rates are pushing buyers into the market as well as driving an increase in refinance applications.

The Company is positioned to grow in spite of the recent fluctuations of the real estate market. We believe in the ability to leverage our low- cost operating model, affording agents and brokers increased income and equity ownership opportunities. We are also seeking to generate revenue through ancillary services and a variety of channels to diversify our income sources.

THE REAL BROKERAGE, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of U.S. dollars and in thousands per unit amounts)

RISKS AND UNCERTAINTIES

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about as of the date of this MD&A, or that it currently deems immaterial, may also adversely affect the Company's business. If any of the following risks occur, the Company's business may be harmed, and its financial condition and the results of operation may suffer significantly.

Limited operating history

Our limited operating history makes it difficult for potential investors to evaluate our business or prospective operations. As a young company, we are subject to all the risks inherent in a developing organization, financing, expenditures, complications and delays inherent in a new business. Investors should evaluate an investment in us in light of the uncertainties encountered by developing companies in a competitive and evolving environment. Our business is dependent upon the implementation of our business plan. We may not be successful in implementing such plan and cannot guarantee that, if implemented, we will ultimately be able to attain profitability.

Managing Agent Growth

Real may not be able to scale its business quickly enough to meet the growing needs of its affiliated real estate professionals and if Real is not able to grow efficiently, its operating results could be harmed. As Real adds new real estate professionals, Real will need to devote additional financial and human resources to improving its internal systems, integrating with third-party systems, and maintaining infrastructure performance. In addition, Real will need to appropriately scale its internal business systems and our services organization, including support of our affiliated real estate professionals as its demographics expand over time. Any failure of or delay in these efforts could cause impaired system performance and reduced real estate professional satisfaction.

These issues could reduce the attractiveness of Real to existing real estate professionals who might leave Real and result in decreased attraction of new real estate professionals and reduced revenue and financial results.

Additional financing

From time to time, Real may need additional financing to operate or grow its business. Real's ability to obtain additional financing, if and when required, will depend on investor and lender willingness, its operating performance, the condition of the capital markets and other facts, and Real cannot assure anyone that additional financing will be available to it on favorable terms when required, or at all. If Real raises additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of its Common Shares, and its existing shareholders may experience dilution. If Real is unable to obtain adequate financing or financing on terms satisfactory to it when it requires it, its ability to continue to support the operation or growth of its business could be significantly impaired and its operating results may be harmed.

Reliance on United States real estate market

Real's financial performance is closely tied to the strength of the residential real estate market in the United States, which is cyclical in nature and typically is affected by changes in conditions that are beyond Real's control. Macroeconomic conditions that could adversely impact the growth of the real estate market and have a material adverse effect on our business include, but are not limited to, economic slowdown or recession, increased unemployment, increased energy costs, reductions in the availability of credit or higher interest rates, increased costs of obtaining mortgages, an increase in foreclosure activity, inflation, disruptions in capital markets, declines in the stock market, adverse tax policies or changes in other regulations, lower consumer confidence, lower wage and salary levels, or the public perception that any of these events may occur. Unfavorable general economic conditions in the United States or other markets Real enters and operates within could negatively affect the affordability of, and consumer demand for, our services which could have a material adverse effect on our business and profitability. In addition, federal and state governments, agencies and government-sponsored entities could take actions that result in unforeseen consequences to the real estate market or that otherwise could negatively impact Real's business.

THE REAL BROKERAGE, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of U.S. dollars and in thousands per unit amounts)

Regulation of United States real estate market

Real operates in the real estate industry which is a heavily regulated industry subject to complex, federal, state, provincial and local laws and regulations and third-party organizations' regulations, policies and bylaws. Generally, the laws, rules and regulations that apply to Real's business practices include, without limitation, the Real Estate Settlement Procedures Act ("RESPA"), the Fair Housing Act, the Dodd-Frank Act, and federal advertising and other laws, as well as comparable state statutes; rules of trade organizations such as NAR, local Multiple Listing Services, and state and local Associations of Realtors, licensing requirements and related obligations that could arise from our business practices relating to the provision of services other than real estate brokerage services; privacy regulations relating to our use of personal information collected from the registered users of our websites; laws relating to the use and publication of information through the Internet; and state real estate brokerage licensing requirements, as well as statutory due diligence, disclosure, record keeping and standard-of-care obligations relating to these licenses.

Additionally, the Dodd-Frank Act contains the Mortgage Reform and Anti-Predatory Lending Act (the "Mortgage Act"), which imposes a number of additional requirements on lenders and servicers of residential mortgage loans, by amending certain existing provisions and adding new sections to RESPA and other federal laws.

It also broadly prohibits unfair, deceptive or abusive acts or practices, and knowingly or recklessly providing substantial assistance to a covered person in violation of that prohibition. The penalties for noncompliance with these laws are also significantly increased by the Mortgage Act, which could lead to an increase in lawsuits against mortgage lenders and servicers.

Maintaining legal compliance is challenging and increases business costs due to resources required to continually monitor business practices for compliance with applicable laws, rules and regulations, and to monitor changes in the applicable laws themselves.

Real may not become aware of all the laws, rules and regulations that govern its business, or be able to comply with all of them, given the rate of regulatory changes, ambiguities in regulations, contradictions in regulations between jurisdictions, and the difficulties in achieving both company-wide and region-specific knowledge and compliance.

Success of the platform

Our business strategy is dependent on our ability to develop platforms and features to attract new businesses and users, while retaining existing ones. Staffing changes, changes in user behavior, changes in agent growth rate or development of competing platforms may cause users to switch to alternative platforms or decrease their use of our platform. There is no guarantee that agents will use these features and we may fail to generate revenue. Additionally, any of the following events may cause decreased use of our platform:

  emergence of competing platforms and applications with novel technologies;
  inability to convince potential agents to join our platform;
  technical issues or delays in releasing, updating or integrating certain platforms or in the cross-compatibility of multiple platforms;
  security breaches with respect to our data;
  a rise in safety or privacy concerns; and
  an increase in the level of spam or undesired content on the network.

Management team

We are highly dependent on our management team, specifically our CEO. If we lose key employees, our business may suffer. Furthermore, our future success will also depend in part on the continued service of our key management personnel and our ability to identify, hire, and retain additional personnel. We do not carry "key-man" life insurance on the lives of our executive officers, employees or advisors. We experience intense competition for qualified personnel and may be unable to attract and retain the personnel necessary for the development of our business. Because of this competition, our compensation costs may increase significantly.

Monetization of platform

There is no guarantee that our efforts to monetize the Real platform will be successful. Furthermore, our competitors may introduce more advanced technologies that deliver a greater value proposition to realtors in the future. These factors individually or collectively may preclude us from effectively monetizing our business which would have a material adverse effect on our financial condition and results of operation.

THE REAL BROKERAGE, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of U.S. dollars and in thousands per unit amounts)

Seasonality of operations

Seasons and weather traditionally impact the real estate industry in the jurisdictions where Real operates. Continuous poor weather or natural disasters negatively impact listings and sales. Spring and summer seasons historically reflect greater sales periods in comparison to fall and winter seasons. Real has historically experienced lower revenues during the fall and winter seasons, as well as during periods of unseasonable weather, which reduces Real's operating income, net income, operating margins and cash flow.

Real estate listings precede sales and a period of poor listings activity will negatively impact revenue. Past performance in similar seasons or during similar weather events can provide no assurance of future or current performance, and macroeconomic shifts in the markets Real serves can conceal the impact of poor weather or seasonality.

Agent engagement

Our business model involves attracting real estate agents to our platform. There is no guarantee that growth strategies will bring new agents to our network. Changes in relationships with our partners, contractors and businesses we retain to grow our network may result in significant increases in the cost to acquire new agents. In addition, new agents may fail to engage with our network to the same extent current agents are engaging with our network resulting in decreased use of our network.

Decreases in the size of our agent base and/or decreased engagement on our network may impair our ability to generate revenue.

Managing growth of operations

Successful implementation of our business strategy requires us to manage our growth. Growth could place an increasing strain on our management and financial resources. To manage growth effectively, we need to continuously: (i) evaluate definitive business strategies, goals and objectives; (ii) maintain a system of management controls; and (iii) attract and retain qualified personnel, as well as develop, train and manage management-level and other employees. If we fail to manage our growth effectively, our business, financial condition or operating results could be materially harmed.

Competition

We compete with both start-up and established technology companies and brokerages. Our competitors may have substantially greater financial, marketing and other resources than we do and may have been in business longer than we have or have greater name recognition and be better established in the technological or real estate markets than we are. If we are unable to compete successfully with other businesses in our existing market, we may not achieve our projected revenue and/or user targets which may have a material adverse effect on our financial condition.

Volatility

The market price of our Common Shares could fluctuate significantly in response to various factors and events, including, but not limited to: our ability to execute our business plan; operating results below expectations; announcements regarding regulatory developments with respect to the real estate industry; our issuance of additional securities, including debt or equity or a combination thereof, necessary to fund our operating expenses; announcements of technological innovations or new products by us or our competitors; and period-to-period fluctuations in our financial results. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Common Shares.

An investment in our securities is speculative and involves a high degree of risk. Potential investors should be aware that the value of an investment in the Company may go down as well as up. In addition, there can be no certainty that the market value of an investment in the Company will fully reflect its underlying value. Investors could lose their entire investment. Because we can issue additional Common Shares, purchasers of our Common Shares may incur immediate dilution and experience further dilution.

THE REAL BROKERAGE, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of U.S. dollars and in thousands per unit amounts)

As of the date of this MD&A, we are authorized to issue an unlimited number of Common Shares. Our board of directors (the "Board") has the authority to cause us to issue additional Common Shares without consent of any of shareholders. Consequently, our shareholders may experience further dilution in their ownership of our stock in the future, which could have an adverse effect on the trading market for our Common Shares.

Furthermore, our articles give our Board the right to create one or more new classes or series of shares. As a result, our Board may, without shareholder approval, issue shares of a new class or series with voting, dividend, conversion, liquidation or other rights that could adversely affect the voting power and equity interests of the holders of our Common Shares, as well as the price of our Common Shares.

Cyber security threats

A cyber incident is an intentional or unintentional event that could threatens the integrity, confidentiality or availability of the Company's information resources. These events include, but are not limited to, unauthorized access to information systems, a disruption to our information systems, or loss of confidential information. Real's primary risks that could result directly from the occurrence of a cyber incident include operational interruption, damage to our public image and reputation, and/or potentially impact the relationships with our customers.

We have implemented processes, procedures and controls to mitigate these risks, including, but not limited to, firewalls and antivirus programs and training and awareness programs on the risks of cyber incidents. These procedures and controls do not guarantee that the financial results may not be negatively impacted by such an incident.

COVID-19 impact

Since early 2020, COVID-19 (including variants) has had significant impact on the global economy and the financial markets. This unprecedented situation has created considerable risks and uncertainties for the U.S.  real estate services industry by disrupting supply chain channels leading to lower housing inventory and making the existing home prices rise significantly. The extent of the impact of the pandemic on our operations will depend on future developments, which are highly uncertain and cannot be predicted at this time, and including consumer spending, housing market inventory growth, and the extent of government regulation.

SUBSEQUENT EVENTS

On January 21, 2022, the Company completed the acquisition of 100% of the issued and outstanding equity interests of Expetitle, Inc. ("Expetitle") pursuant to a stock purchase agreement dated January 20, 2022 (the "Expetitle Transaction").

The aggregate purchase price for 100% of the issued and outstanding equity interests of Expetitle was for aggregate cash consideration $8,232 with $7,432 payable in cash at the closing of the Expetitle Transaction and $800 subject to escrow, that will be released after twelve (12) months upon the satisfaction or waiver of certain terms and conditions.

In connection with the Transaction, Real also granted an aggregate of 700 Options and an aggregate of 1.1 million RSUs to members of the Expetitle team. The Options will vest quarterly over 3 years and are exercisable for a period of 3 years at $3.60 per share. The RSUs will vest quarterly over 3 years.

The Company has determined the Expetitle Transaction meets the definition of business combinations within the scope of IFRS 3, Business Combination and has 12 months from the date of purchase to determine the purchase price allocation among the assets purchased and any amounts attributable to goodwill.

THE REAL BROKERAGE, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of U.S. dollars and in thousands per unit amounts)

OUTSTANDING SHARE DATA

As of March 18, 2022, the Company had 178,217,397 Common Shares issued and outstanding.

In addition, as of March 18, 2022 there were 20,565 Options outstanding with exercises prices ranging from $0.03 to $3.40 per share and expiry dates ranging from January 2026 to November 2031. Each Option is exercisable for one Common Share. A total of 6,413 RSUs were outstanding. Once vested, a total of 6,413 Common Shares will be issuable pursuant to the outstanding RSUs.

ADDITIONAL INFORMATION

These documents, as well as additional information regarding Real, have been filed electronically on Real's website at www.joinreal.com and under the Company's profile at www.sedar.com.